SE 20004011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J D Seibert & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 9th Street
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Seibert — 513-241-8888 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

One East 4th St., Suite 1200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Seibert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J.D. Seibert & Company, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PRESIDENT

Title

Notary Public 2/20/20

SHIRLEY L. JONES
Notary Public, State of Ohio
My Commission Expires

NOTARIAL SEAL
STATE OF OHIO

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Supplemental Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2019 with
Report of Independent Auditors

CLARK SCHAEFER HACKETT
CPAs & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
J. D. Seibert & Company, Inc. Cincinnati, Ohio

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of J. D. Seibert & Company, Inc. (an Ohio S-Corporation) as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of J.D. Seibert & Company, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of J.D. Seibert & Company's management. Our responsibility is to express an opinion on J.D. Siebert and Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.D. Seibert & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as J.D. Seibert & Company's auditor since 2001

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 20, 2020

J.D. SEIBERT & COMPANY, INC.
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 234,236
Marketable securities, at market value	790,500
Receivable from clearing broker	32,939
Prepaid expenses and other assets	3,117
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $149,435	13,347
	$ 1,074,139

Liabilities and Shareholder's Equity

Liabilities	$ -
Shareholder's equity:	
Voting common stock, no par value, 500 shares authorized, one share issued and outstanding	1
Non-voting common stock, no par value, 2000 shares authorized, 400 shares issued and outstanding	400
Additional paid-in capital	10,000
Retained earnings	1,063,738
Total shareholder's equity	1,074,139
	$ 1,074,139

See accompanying notes.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2019

1. Summary of significant accounting policies and nature of business

Nature of business - J.D. Seibert & Company, Inc. (the Company) is registered as a broker-dealer under the examining authority of the Financial Industry Regulatory Authority. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations. In addition, the Company has a concentration in one stock it holds, which is 92% of the total marketable securities value. A downturn in the market could have a significant impact on the Company.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation - Furniture, equipment and leasehold improvements are recorded at cost and depreciated on principally accelerated methods over the estimated lives of five to thirty-nine years.

Advertising expense - The Company expenses advertising costs when incurred.

Deposits with Clearing Broker – The Company is required to maintain a good faith deposit in cash and/or securities with its Clearing Broker. At December 31, 2019 the required minimum deposit was $250,000.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2019

1. Summary of significant accounting policies and nature of business (continued)

Income taxes - The Company has elected, by consent of its shareholders, to be taxed as an S Corporation under the related provisions of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements since the tax liability is that of the Company's shareholder and not of the Company. However, the Company is located in a city in which income is taxed at the corporate level.

Revenue recognition – The Company adopted ASU 2014-09, *Revenue from Contracts with Customers,* on January 1, 2018. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement date basis, which approximates trade date basis (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on this date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company's rebate revenues from the Clearing Broker are based on average daily rates and balances; they are earned daily and paid monthly. Rebates are earned through various rebate agreements with the Clearing Broker. Customer money market balances and debit/credit interest balances create a revenue rebate. Accounts purchasing securities on margin are charged interest which generates a rebate from the interest paid for the borrowing. Customers may lend securities from their account and the borrower is charged a fee which creates the fully paid lending rebate.

Leases – The Company adopted ASU 2016-02, *Leases,* on January 1, 2019. All operating leases with lease terms over 12 months are capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases are classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. Management has determined the lease disclosed in footnote 4 is a short-term lease, less than 12 months, and is not applicable to this standard.

Subsequent events - The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 20, 2020, the date on which the financial statements were available to be issued.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2019

2. Fair value measurements

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued liabilities approximated fair value as of December 31, 2019 because of the relatively short maturity of these instruments.

The following tables present the company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Fair Value Measurements at Reporting Date Using	
December 31, 2019	Fair Value	Level 1
US Treasury Notes	$ 63,892	$ 63,892
Available-for-sale stocks	726,608	726,608
	$ 790,500	$ 790,500

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2019

3. Note payable to former shareholder

During 2017 the Company redeemed and retired 99 shares of Voting Common Stock for $250,000. In connection with this purchase, a Promissory Note in the amount of $170,000 was issued to the former shareholder. The Note bears interest at the Applicable Federal Rate as published by the IRS effective as of June 30, 2017 and is payable in two installments. The first installment of $80,000 was paid during 2018 and the remaining $90,000 along with all accrued interest was paid in 2019.

4. Lease commitment

The Company leases its office facility under a month-to-month arrangement requiring current monthly rent at $2,150. The Company is not responsible for any other expense related to the facility.

5. Employee benefit plans

The Company has a qualified defined contribution profit sharing plan covering all of its full-time employees. Contributions are determined annually by the Board of Directors.

6. Net capital requirements

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $849,739 which was $799,739 greater than its required net capital of $50,000.